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                              May 30, 2024

       Robert McBey
       Chairman and Chief Executive Officer
       AtlasClear Holdings, Inc.
       4030 Henderson Blvd., Suite 712
       Tampa, FL 33629

                                                        Re: AtlasClear
Holdings, Inc.
                                                            Schedule 13D Filed
by Robert McBey
                                                            Filed April 24,
2024
                                                            File No. 005-94452

       Dear Robert McBey:

                                                        We have reviewed the
above-captioned filing and have the following comments.

              Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

               After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

       Schedule 13D Filed April 24, 2024

       General

   1. We note the date of the event reported as requiring the filing of the Statement was
                                                        February 9, 2024. Rule
13d-1(a) of Regulation 13D-G requires the filing of a Schedule
                                                        13D within five
business days after the date beneficial ownership of more than five percent of a class of
equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 9, 2024
event date, the Schedule 13D submitted on April 24, 2024 was not timely filed. Please
advise us why the Schedule 13D was not filed within the required five business days after the
date of the acquisition.
   2. We note at the end of your disclosure under Item 4 of the Statement that the Reporting
                                                        Person had received
6,914 shares of Common Stock pursuant to the Seller Notes as of the date of the Statement.
It does not appear that these 6,914 shares are included in the
                                                        956,914 shares reported
as beneficially owned by the Reporting Person on the cover page and under Item 5 of the
Statement. Please revise or advise. See Question 110.05 of the
 Robert McBey
AtlasClear Holdings, Inc.
May 30, 2024
Page 2
         Division of Corporation Finance's "Exchange Act Section 13(d) and 13(g) and Regulation
         13D-G Beneficial Ownership Reporting" Compliance and Disclosure Interpretations
         (September 14, 2009).
3. Please amend Item 4 of the Statement to disclose any plans or proposals which relate to or would result in the enumerated items listed in subsections (a)-(j) of
Item 4 of Schedule
         13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the
         "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation
         13D-G.
        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



FirstName LastNameRobert McBey                                 Sincerely,
Comapany NameAtlasClear Holdings, Inc.
                                                               Division of
Corporation Finance
May 30, 2024 Page 2                                            Office of
Mergers & Acquisitions
FirstName LastName